Filed by Interval Leisure Group, Inc.

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Interval Leisure Group, Inc.

Commission File No.: 001-34062

On February 25, 2016, members of the Interval Leisure Group, Inc. (“ILG”) management team spoke during ILG’s fourth quarter 2015 earnings conference call. A copy of the earnings release was previously filed by ILG on February 25, 2015 in a Current Report on Form 8-K. Some of management’s remarks and questions posed to management during the call related to the pending merger between a wholly owned subsidiary of ILG and Vistana Signature Experiences, Inc. (“Vistana”), the vacation ownership business of Starwood Hotels & Resorts Worldwide, Inc. Below are those excerpts from the transcript of the conference call that relate to the proposed transaction.

Lily Arteaga — Vice President, Investor Relations of Interval Leisure Group, Inc.

“In connection with the proposed merger between a wholly-owned subsidiary of ILG and Vistana, ILG filed with the SEC a registration statement on Form S-4 containing a proxy statement prospectus which we urge you to read, along with all other relevant documents filed with the SEC because they contain important information about the proposed merger.”

Craig Nash — Chairman, President and CEO of Interval Leisure Group, Inc.

“At this time last year, we laid out an ambitious plan for 2015 and I am pleased to report that we made great progress towards these — those goals, as well as the most transformative action we’ve undertaken, the pending acquisition of Starwood’s vacation ownership business, Vistana Signature Experiences.”

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“As we have indicated, with respect to the Vistana acquisition we believe the ability to distribute excess inventory represents an important synergy opportunity as the high-end branded resorts are strongly demanded in the network.”

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“Finally, during 2015, we were focused on the acquisition of Vistana Signature Experiences which we announced at the end of October. Upon consummation of the transaction, Vistana will have the exclusive world-wide rights to use the upper upscale Westin and Sheraton brands in vacation ownerships in addition to the license for existing St. Regis and the Luxury Collection fractional properties.

Today, Vistana’s network consists of 19 vacation ownership resorts and three fractional properties. Vistana has been delivering memorable vacation experiences to owners, guests, and resort customers for over 35 years at world class resorts which we understand consistently achieve among the highest guest experience ratings within the Starwood system.

We are very excited about this transformational transaction which will create a leading integrated shared ownership company that has the scale, financial strength, sales and marketing infrastructure, as well as the product portfolio to excel and drive value for shareholders and clients alike.

As we have mentioned before, Vistana will have approximately $5.5 billion in expected sales value of inventory from a variety of sources including inventory on hand, projected returns from defaults, expansions of existing resorts with a proven track record, the conversion of five hotels in unique high demand locations, and projected purchases from HOAs and other third-parties.

The diverse sources of this inventory and the phased development plan along with the addition of new distribution points will enable Vistana to grow for many years to come. In addition, we plan to fund the development in a capital-efficient manner by using receivables already on the balance sheet as well as those generated from ongoing sales.

This will allow us to maintain a strong balance sheet and healthy cash flow profile. As of December 31, 2015, Vistana had $443 million of unsecuritized receivables which we expect to begin securitizing shortly after closing.

Following the transaction which we expect to close in the second quarter, ILG will have an expansive portfolio of approximately 200 managed vacation ownership resorts encompassing over 500,000 owners and more than 10,000 employees.

With an even more diverse offering of leading properties and broader geographic reach, ILG will be stronger than ever both financially and in our ability to thrive in a rapidly evolving industry.

By any measure, we are creating a stronger, more competitive company. We will have the exclusive global master licenses in vacation ownership for Westin, Sheraton and Hyatt, three of the top upper upscale brands in hospitality.

We will have improved scale, global reach, assets, inventory, and sales and marketing infrastructure to support increased growth. This will be complemented by an enhanced financial profile with a strong balance sheet.

We will have substantial free cash flow from recurring fee-for-service revenue such as management fees and exchange and club revenues. Additionally, there are significant strategic benefits to the transaction, including meaningful, achievable costs and revenue synergies.

We are very excited about the prospect of bringing together ILG and Vistana, two of the most respected names in the vacation ownership industry with long histories of commitment to quality and customer service.”

Bill Harvey — CFO of Interval Leisure Group, Inc.

“Our definition of adjusted EBITDA is now consistent with the information presented in the Form S-4 filed with the SEC and the manner in which we will present our results going forward.

The revised definition excludes the impact of purchase accounting, the deferral adjustment associated with the percentage of completion accounting, and a recognition of pre-acquisition sales at HVO’s Maui joint venture.

We believe this definition improves the transparency of disclosures as well as period to period comparability of the results while excluding the impact of certain items not related to the core business. This is particularly important following the acquisition of Vistana. We have recast the prior periods to conform to the revised definition.”

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I would like to highlight that since we signed the definitive agreements related to the Vistana acquisition, we are precluded from stock repurchases through closing. Following completion of the transaction, we will be subject to limitations under our tax matters agreement with Starwood.

I will now walk you through the guidance for 2016. Given the importance of Vistana in our results going forward, we are providing guidance for the combined Company. For purposes of this exercise, we have assumed closing on May 1, 2016. So our full year 2016 guidance includes Vistana’s contribution for eight months.

However, as you know, the transaction is still subject to certain closing conditions so that there is no guarantee that it will close on May 1 or at all. We are also including a pro-forma for the combined Company for the 12 months.

With that in mind, I will walk you through the guidance for 2016. Based on a May 1, 2016, closing date, we expect the consolidated revenue will be between $1.35 billion and $1.45 billion, including approximately $300 million in pass-throughs.

We expect adjusted EBITDA should fall in the range of $265 million to $285 million. This includes partial first-year synergies as well as additional corporate expenses associated with the combined company. As we’ve discussed, we expect there will be a ramp up period to achieve greater synergies.

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We believe that the combined Company should generate adjusted free cash flow in the range of $155 million to $185 million. Adjusted free cash flow is comprised of cash provided by operating activities, less capital expenditures, plus net changes in financing related restricted cash and net borrowings and repayment activity related to securitizations minus certain expenses unrelated to our core business such as transaction related expenses.

As such, adjusted free cash flow will be very sensitive to the timing and amount of securitizations. The guidance assumes a $350 million securitization this summer. The net proceeds are anticipated to fund Vistana’s development activities through the middle of 2017.

This plan includes investments in Nanea, the rebuilding of the Westin Los Cabos, and the beginning of the Westin Cancun conversion. Significant changes to the amount of the securitizations or the timing thereof will have an impact on the adjusted free cash flow for the year. Again, this guidance assumes closing on May 1.

Pro-forma for the full year 2016 we expect a the consolidated revenue will be between $1.675 billion and $1.775 billion including approximately $350 million in pass-throughs. We expect adjusted EBITDA should fall in the range of $325 million to $345 million.”

Craig Nash — Chairman, President and CEO of Interval Leisure Group, Inc.

“But most importantly, in 2016 our team is working towards the closing and integration of Vistana. In December, we received early termination of the HSR waiting period, one of the closing conditions to the acquisition.

We are awaiting approval by the Mexican Competition Agency. We have filed a registration statement with the SEC and once it’s declared effective, we will mail the proxy statement to stockholders in advance of a special meeting.

As we have mentioned before, Liberty Interactive Corporation and certain ILG executive officers representing approximately 31% of ILG’s shares outstanding have entered into voting and support agreements in favor of the transaction. We expect to close in the second quarter.

As you can tell, we are investing in a number of meaningful initiatives from which we expect to see positive contributions beginning in the second half of 2016. And finally, as Bill mentioned in the guidance discussion, the acquisition of Vistana will significantly transform our business.

The combined Company’s scale, financial strength, and complementary product portfolio will position ILG as a quality leader in a rapidly consolidating industry. And will be well-positioned for long-term growth.”

Patrick Scholes — Analyst — SunTrust Robinson Humphrey

“I just want to be clear that your latest published, per your filings, expectation for Vistana full year EBITDA is $148 million for 2016. Is that correct?”

Bill Harvey — CFO of Interval Leisure Group, Inc.

“We gave guidance for the combined entity.”

Patrick Scholes — Analyst — SunTrust Robinson Humphrey

“Right. I’m just trying to back out what the exact expectation is for the uncombined entity for just Vistana. And I see, I believe it’s 148, but I’m just more like to clarify that.”

Bill Harvey — CFO of Interval Leisure Group, Inc.

“And we gave — we also indicated that we expect our full year results to be relatively flat with the previous year.”

Patrick Scholes — Analyst — SunTrust Robinson Humphrey

“In the 4Q results, were there — what were the one-time M&A expenses that impacted EBITDA?”

Bill Harvey — CFO of Interval Leisure Group, Inc.

“That related to this transaction?”

Patrick Scholes — Analyst — SunTrust Robinson Humphrey

“No, no. I mean the dollar amount.”

Bill Harvey — CFO of Interval Leisure Group, Inc.

“The dollar amount is in the rec in the press release.”

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“And for the quarter it was $5.5 million.”

Patrick Scholes — Analyst — SunTrust Robinson Humphrey

“Okay. And so just to be clear, when you say flat expectations for the core pre-Vistana business, that’s going to be excluding those, such charges as that $5.5 million, correct?”

Bill Harvey — CFO of Interval Leisure Group, Inc.

“That’s correct. It will be consistent with prior year excluding — we carved them out for all periods.”

Patrick Scholes — Analyst — SunTrust Robinson Humphrey

“Any progress that you can share on how the frequent-stayer programs for Marriott and Starwood will work with guest leads for Vistana?”

Craig Nash — Chairman, President and CEO of Interval Leisure Group, Inc.

“Well, as Marriott has stated and we all feel the same way, all parties are very interested in continuing to market to their respective program members. And we’re confident that the reasonable people around the table will be able to work out a solution.

And we do have legal protections to the Westin and Sheraton brands. But there’ll be some logistical and operational issues to work out. And we’re confident that we can get to the end of that.”

CAUTIONARY LANGUAGE CONCERNING FORWARD-LOOKING STATEMENTS

Information set forth in this communication, including statements regarding our future financial performance, our business prospects and strategy, anticipated financial position, liquidity, capital needs and other similar matters, as well as financial estimates and statements as to the expected timing, completion and effects of the proposed merger between a wholly-owned subsidiary of Interval Leisure Group, Inc. (“ILG”) and Vistana Signature Experiences, Inc. (“Vistana”), which will immediately follow the proposed spin-off of Vistana from Starwood Hotels & Resorts Worldwide, Inc. (“Starwood”), constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These estimates and statements are subject to risks and uncertainties, and actual results might differ materially. Such estimates and statements include, but are not limited to, statements about the benefits of the proposed merger, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of ILG and are subject to significant risks and uncertainties outside of ILG’s control.

Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements are the following: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (2) the risk that ILG stockholders may not approve the issuance of ILG common stock in connection with the proposed merger, (3) the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated, (4) risks that any of the closing conditions to the proposed merger, including Starwood’s spin-off of Vistana, may not be satisfied in a timely manner, (5) risks related to disruption of management time from ongoing business operations due to the proposed merger, (6) failure to realize the benefits expected from the proposed merger, (7) the effect of the announcement of the proposed merger on the ability of ILG and Starwood to retain and hire key personnel and maintain relationships with their key business partners, and on their operating results and businesses generally, (8) adverse trends in economic conditions generally or in the vacation ownership, vacation rental and travel industries, or adverse events or trends in key vacation destinations, (9) adverse changes to, or interruptions in, relationships with third parties unrelated to the announcement, (10) lack of available financing for, or insolvency or consolidation of developers, (11) decreased demand from prospective purchasers of vacation interests, (12) travel related health concerns, (13) ILG’s ability to compete effectively and successfully and to add new products and services, (14) ILG’s ability to successfully manage and integrate acquisitions, (15) the occurrence of a termination event under the master license agreement with Hyatt, (16) ILG’s ability to market vacation ownership interests successfully and efficiently, (17) impairment of ILG’s assets, (18) the restrictive covenants in ILG’s revolving credit facility and indenture; (19) business interruptions in connection with ILG’s technology systems, (20) the ability of managed homeowners associations to collect sufficient maintenance fees, (21) third parties not repaying advances or extensions of credit, (22) fluctuations in currency exchange rates and (23) ILG’s ability to expand successfully in international markets and manage risks specific to international operations. Discussions of additional risks and uncertainties are contained in ILG’s filings with the U.S. Securities and Exchange Commission. ILG is not under any obligation, and ILG expressly disclaims any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise. Persons reading this announcement are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed merger between a wholly-owned subsidiary of ILG and Vistana. In connection with the proposed merger, ILG has filed a registration statement on Form S-4, containing a proxy statement/prospectus with the Securities and Exchange Commission (“SEC”). STOCKHOLDERS OF ILG AND STARWOOD ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders will be able to obtain copies of the proxy statement/prospectus as well as other filings containing information about ILG, Starwood and Vistana, without charge, at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by ILG will be made available free of charge on ILG’s investor relations website. Copies of documents filed with the SEC by Starwood will be made available free of charge on Starwood’s investor relations website.

PARTICIPANTS IN SOLICITATION

ILG and its directors and executive officers, and Starwood and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of ILG common stock in respect of ILG’s stock issuance in connection with the proposed merger. Information about the directors and executive officers of ILG is set forth in the proxy statement for ILG’s 2015 Annual Meeting of Stockholders, which was filed with the SEC on April 6, 2015. Information about the directors and executive officers of Starwood is set forth in the proxy statement for Starwood’s 2015 Annual Meeting of Stockholders, which was filed with the SEC on April 17, 2015. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus regarding the proposed merger when it becomes available.